Exhibit 99.1

Announcement of EGM Results

Joint Stock Company Kaspi.kz (Nasdaq: KSPI) announces that the following resolutions were duly passed at its Extraordinary General Meeting on 09 September 2026:

1.
To approve the agenda of the Extraordinary General Meeting of Shareholders of JSC Kaspi.kz:
1)
Approval of the agenda,
2)
Payment of dividends on common shares of JSC Kaspi.kz and approval of the amount of dividend per common share.

2.
To approve dividends to be paid within the period set by law:
1)
dividend amount of KZT 1 000 (one thousand tenge) per common share of JSC Kaspi.kz;
2)
dividend is paid for period 2Q 2026;
3)
commencement date of dividend payments: 09 September 2026;
4)
the list of shareholders entitled to receive the dividend based on 08 September 2026 date of record;
5)
procedure and form of dividend payments: to be paid in cash by wire transfers to accounts of shareholders.

For further information

David Ferguson, david.ferguson@kaspi.kz +44 7427 751 275